Item 27 Exhibit (d) xii.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

GOVERNMENTAL 457(b) DEFERRED COMPENSATION PLAN RIDER

This rider modifies the Contract to which it is attached so that it may qualify for use in connection with an eligible deferred compensation plan described in Section 457(b) of the Internal Revenue Code (Code) and which is maintained by an eligible employer described in Section 457(e)(1)(A) of the Code. In the case of a conflict with any provision in the Contract, the provisions of this rider will control. The effective date of this rider is the date the rider is attached to the Contract. Where appropriate, the word “certificate” shall be substituted for the word “contract”, the word “participant” shall be substituted for the word “owner” or “contract owner”, and the word “endorsement” shall be substituted for the word “rider”. The Contract is modified as follows:

1.	The Annuitant of this Contract will be the applicable individual participating under the Plan and the Contract Owner of this Contract will be as designated under the Plan.

2.	As required under Section 457(g) of the Code, all rights and funds payable under the Contract are held in trust for the exclusive benefit of the Annuitant and his or her beneficiaries. No interests or rights in the Contract are subject to the claims of the general creditors of the Contract Owner.

3.	All distributions under the Contract shall be made in accordance with the requirements of Code Section 401(a)(9), including the incidental death benefit requirements of Code Section 401(a)(9)(G) and the Regulations thereunder.

4.	Except in the case of rollover contributions as defined under Code Section 402(c)(4), the maximum contribution amount that can be made under the Contract for a given tax year will be $11,000 for tax year 2002, $12,000 for tax year 2003, $13,000 for tax year 2004, $14,000 for tax year 2005, and $15,000 for tax year 2006 and thereafter. For tax years after 2006, the above limits will be increased to reflect a cost-of-living adjustment, if any. The maximum contribution amount under the Contract in a given tax year is increased in two cases. First, for Annuitants who attain the age of 50 before the end of the tax year, the maximum contribution is increased for catch-up contributions to $12,000 for tax year 2002, $14,000 for tax year 2003, $16,000 for tax year 2004, $18,000 for tax year 2005, and $20,000 for tax year 2006 and thereafter. Secondly, for Annuitants in the three last years ending before the Annuitant’s normal retirement age, increased contribution amounts can be made under a special Section 457 catch-up provision. The provision may increase the contribution amount if prior year contributions have been less than the maximum contribution allowed. The increased contribution limit may not exceed twice the normal limit for the particular tax year. The catch-up provision for individuals over 50 years of age may not be used in the final three years if this special Section 457 catch-up is used.

5.	Amounts in a Section 457(b) deferred compensation plan maintained by an eligible employer described in Section 457(e)(1)(A) of the Code may be rolled over or

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transferred for the benefit of the Annuitant to another Section 457(b) deferred compensation plan maintained by an eligible employer described in Section 457(e)(1)(A) of the Code, or to an individual retirement arrangement of the Annuitant that is qualified under Code Section 408(a) or (b), or to another eligible retirement plan described in Code Section 402(c)(8)(B).

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Christine C. Peaslee ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

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